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                            July 7, 2022

       George S. Glyphis
       Chief Financial Officer
       Centennial Resource Development, Inc.
       1001 Seventeenth Street
       Suite 1800
       Denver, CO 80202

                                                        Re: Centennial Resource
Development, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 24,
2022
                                                            Form 8-K filed on
May 4, 2022
                                                            File No 001-37697

       Dear Mr. Glyphis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on May 4, 2022

       Exhibit 99.1
       Non-GAAP Financial Measures, page 1

   1. We note you disclose free cash flow in the first bullet of your earnings release. Please revise your disclosure
to also discuss the most directly comparable GAAP measure with equal or greater
prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
                                                        Question 102.10 of the
Staff   s Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures.
   2. We note you disclose discretionary cash flow in your calculation of the non-GAAP financial measure Free
Cash Flow. Please tell us how you considered Question 102.07 of the Compliance and
Disclosure Interpretation on Non-GAAP financial measures which
 George S. Glyphis
Centennial Resource Development, Inc.
July 7, 2022
Page 2
         states Free Cash Flow should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures and revise your disclosure, as necessary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Myra
Moosariparambil at (202)
551-3796 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameGeorge S. Glyphis                           Sincerely,
Comapany NameCentennial Resource Development, Inc.
                                                              Division of
Corporation Finance
July 7, 2022 Page 2                                           Office of Energy
& Transportation
FirstName LastName